Mail Stop 4561

May 21, 2008

Irwin Balaban, Chief Executive Officer
Robocom Systems International, Inc.
17 Fairbanks Boulevard
Woodbury, NY 11797

> **Re: Robocom Systems International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 12, 2008**
> **File No. 000-22735**

Dear Mr. Balaban:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Change in Authorized Capital, page 9</u>

1. We note that the conversion of shares of your common stock into fractional shares of common stock of Robocom-Delaware at a ratio within the prescribed range, coupled with the approved reduction in authorized shares of common stock at a greater ratio than the greatest ratio in the prescribed conversion range, will result in an increased proportion of authorized but unissued shares to issued shares of common stock. Please disclose any plans, proposals or arrangements you may have for the issuance of the shares that result from the proportional increase in authorized shares vis-à-vis issued shares of common stock. If you have no such plans, proposals or arrangements, please make a clear statement in your information statement to that effect.

2. Further, please tell us whether you have any plans, proposals or arrangements for the issuance of the shares that result from the approved increase in authorized shares of

preferred stock. If you have no such plans, proposals or arrangements, please include a statement in your information statement to that effect.

3. The disclosure at the bottom of page 5 of your filing stating that the board of directors will determine the ratio for the conversion "prior to the Reincorporation *after* negotiations with a prospective merger or acquisition partner" (emphasis added). This disclosure suggests that negotiations with a prospective merger or acquisition partner may have commenced or be imminent. Please advise us supplementally if this is the case. Furthermore, if you do not intend to complete the reincorporation unless and until a merger or acquisition partner has been identified, please make this more clear in your disclosure. We may have further comments after we have an opportunity to review your response.

4. In addition, please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of preferred stock, as well as the proportional increase in authorized shares of common stock that will result from the proposed share conversion and reduction in authorized capital. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

5. Please state the reasons for the approved reduction in the par value of the company's common stock and preferred stock. Please also state the general effect of the reduction in the par value of the common stock on the rights of the existing holders of that class of securities. See Item 12(c) of Schedule 14A.

                    *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel